SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  January, 2011

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR TO APPEAL THE OFT'S "OUT OF TIME" CLAIM

Ryanair, today (4th Jan) confirmed that it will appeal today's baseless claim by the OFT that it is not "out of time" in enquiring into the 5 year old (2006) failed takeover offer by Ryanair for Aer Lingus plc which was abandoned when the EU competition Authorities prohibited the terms of Ryanair's 2006 offer.  The then EU Competition Commissioner confirmed that:

"Since Ryanair is not in a position to exert de jure or de facto control over Aer Lingus, the Commission is not in a position to require Ryanair to divest its minority shareholding - which is, by the way, not a controlling stake".

Ryanair adamantly maintains that even if the OFT had jurisdiction back in June 2007, it is now legally out of time because it failed to investigate this offer within 4 months of the EU prohibition in June 2007.  Ryanair believes that the long passage of time since the lapse of Ryanair's original 2006 offer, has proven that Ryanair has no influence or control over Aer Lingus, since Aer Lingus have repeatedly rejected Ryanair requests on policy, strategy, fuel surcharges and the calling of EGMs which (as a 10% shareholder) Ryanair is legally entitled to.

Ryanair's Michael O'Leary said:

"It would appear that the highly paid bureaucrats in the OFT have nothing better to do than waste time and scarce public resources enquiring into a 5 year old failed takeover offer which has already been examined twice by the EU Commission and the European Courts, both of whom have ruled that Ryanair does not exert de jure or de facto control over Aer Lingus.

"This waste of time and resources by the OFT is remarkable when the case involves two Irish airlines whose combined share of the UK air travel market is less than 10%. This is not exactly a merger between large UK companies like Sky and ITV.

"This OFT query into a failed merger between two non-UK companies some 5 years after the offer lapsed and some 4 years after the EU Commission investigated and confirmed that Ryanair has no de jure or de facto control over Aer Lingus is a baseless, wild goose chase by the OFT. Since the OFT is clearly wrong on this "out of time" issue, we have instructed our lawyers to immediately appeal this dubious "out of time" claim by the OFT to the Competition Appeals Tribunal where we believe that the OFT's failure to act in 2007 will be independently verified, thereby clearly establishing that the OFT is now "out of time"."

For further information
please contact:                       Daniel De Carvalho                Joe Carmody
                                                 Ryanair Ltd                               Edelman
                                                 Tel: +353-1-8121212              Tel. +353-1-6789333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 04 January, 2011

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary